UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 000-17017

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DELL INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DELL INC.

ONE DELL WAY

ROUND ROCK, TEXAS 78682

DELL INC. 401(k) PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012	14

NOTE:     Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Dell Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Inc. 401(k) Plan (the “Plan”) at December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Austin, Texas

June 21, 2013

DELL INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

(in thousands)	2012	2011
ASSETS:
Investments:
Mutual funds	$1,627,989	$1,533,158
Separately managed funds	1,315,758	981,659
Dell Stock Fund	59,210	122,732
Common collective trust funds	489,538	332,676

Total investments	3,492,495	2,970,225

Receivables:
Notes receivable from participants	84,543	79,617
Employer contributions	15,919	14,486
Interest and dividend income	1,800	1,598
Due from broker — unsettled trades	770	317

Total receivables	103,032	96,018

Total assets	3,595,527	3,066,243

LIABILITIES:
Administrative expenses payable	2,130	2,786
Due to broker — unsettled trades	3,736	62

Total liabilities	5,866	2,848

NET ASSETS AVAILABLE FOR BENEFITS	$3,589,661	$3,063,395

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

(in thousands)
ADDITIONS:
Contributions:
Employer	$173,874
Employee	275,478
Employee rollovers	30,621

Total contributions	479,973

Investment income:
Interest and dividends	55,887
Net appreciation in fair value of investments	338,254

Total investment income	394,141

Interest income on notes receivable from participants	3,403

Total additions	877,517

DEDUCTIONS:
Benefits paid to participants	345,759
Administrative expenses	5,492

Total deductions	351,251

INCREASE IN NET ASSETS	526,266

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,063,395

End of year	$3,589,661

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Dell Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — Dell Inc. (the “Company” or “Employer”) originally adopted the Plan on June 1, 1989, and subsequently amended and restated the Plan effective January 1, 2007, and January 1, 2009. The Benefits Administration Committee of the Company (“BAC”) controls and manages the operation and administration of the Plan. The Bank of New York Mellon is the Plan’s Trustee (the “Plan Trustee”).

The Plan is a defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Contributions — Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. The amount eligible participants may elect to contribute to the Plan ranges from 1% to 50% of their eligible compensation, in whole percentages, up to the annual statutory limit of $17,000 as permitted by the Internal Revenue Code of 1986, as amended (“IRC”). Highly compensated employees, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. The Plan relies on the safe harbor rules of Section 401(k)(12) of the IRC in order to satisfy the nondiscrimination testing requirements. Participants age 50 or over may elect to contribute an additional $5,500 (“catch-up contributions”) over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. Participants may also elect to make Roth contributions to the Plan.

The Plan also permits employees to contribute balances from other qualified plans (“rollover contributions”). There is a 20% cap on the percentage of contributions a participant may invest in the Dell Stock Fund and Acadian Emerging Market Equity Fund investment options.

Employer Contributions — For 2012, the Company matched 100% of the first 5% of eligible compensation that each participant contributed to the Plan. The Company’s matching contributions were made at the end of each payroll period. The Company also makes a true-up matching contribution at the end of each Plan year. Additional discretionary Employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2012. All of the Company’s contributions are invested at the participant’s discretion among the fund elections. Neither participant nor Company matching or discretionary contributions, if any, are required to be invested in the Dell Stock Fund.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, allocations of Company matching and discretionary contributions, and Plan earnings or losses offset by withdrawals and Plan administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Effective January 1, 2012, the Plan added a managed account program, where participants may elect additional services focused on investment, savings and retirement income. Fees for these services are paid by the participant, and are based on the participant’s account balance.

Vesting — Participants are immediately vested in their contributions and earnings thereon. All participants are also immediately vested in all Employer contributions and earnings thereon.

Forfeitures — Company contributions forfeited by participants may be used by the Company to satisfy Plan administrative expenses or to reduce future Company contributions. During 2012, there were no forfeitures used to reduce Company contributions. There was approximately $716,000 in unallocated forfeited participant accounts at December 31, 2012. This forfeiture amount was a result of re-calculating the match true-up contributions during 2012, and will be used to reduce employer contributions. There were no unallocated forfeited participant accounts at December 31, 2011.

Benefit Payments — Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death, or in the event of financial hardship. A participant who has separated from service may defer benefit payments until reaching age 65, provided his or her vested account balance is greater than $5,000; otherwise, in the event of a distribution greater than $1,000 but less than $5,000, the participant may elect either a direct rollover to an individual retirement account (“IRA”) or another qualified plan or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. If an employee fails to make an election of one of these options within 90 days of the termination date, his or her vested account balance will automatically be directed to a rollover IRA. Similarly, participants with a vested account balance of less than $1,000 may elect either of the options noted above. If an election is not made within 90 days of the termination date, the balance will be distributed to the participant in a lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Administration Expenses — Plan assets are held in trust by the Plan Trustee. The Plan’s third-party recordkeeper is Aon Hewitt. Effective January 1, 2012, administrative expenses are paid by the Plan and participant accounts are allocated fees on a per capita basis, except for expenses related to distributions and other participant-initiated transactions, which are charged to the account of the participant.

Investments — All investments are participant directed. The participants invest in all investments on a unitized basis. The Plan is invested in mutual funds, common collective trust funds, separately managed funds, and the Dell Stock Fund.

The following investments represent separately managed funds which are comprised of investments in mutual funds and common stocks: Dell Inc. Short Duration Bond Fund, Dell Inc. 401(k) Dodge & Cox Large Cap Value Fund, Dell Inc. 401(k) Dodge & Cox Balanced Fund and Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund. Effective September 2012, upon the liquidation of the Plan’s investment in the American Growth Fund, the Dell Inc. 401(k) Large Cap Growth Fund was established. It is a separately managed fund that is comprised of two underlying separately managed funds and a mutual fund. The Plan’s separately managed funds represent a portion of the Plan’s core funds.

In addition to the core funds, participants may elect to contribute to a mix of the Plan’s separately managed funds, common collective trust funds, and mutual funds, based on target retirement dates. These investment options are called Pre-Mixed Portfolios. The Pre-Mixed Portfolios provide for diversification of investments based on the participants’ expected retirement dates.

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Participants are not permitted to make an elective transfer that will increase their position in the Dell Stock Fund or the Acadian Emerging Market Equity Fund above 20% of their total account balance. Effective October 19, 2012, the Plan was amended to require that if a participant’s holdings in the Dell Stock Fund exceeded 20% of the participant’s total account balance, the Employer would sell shares of the Dell Stock Fund to reduce the participant’s holdings to less than 20% of the total account balance. Proceeds from the sale were allocated to a pre-mixed portfolio based on the participant’s expected retirement date.

Notes Receivable from Participants — Participants may withdraw as loans a maximum loan amount equal to the lesser of (i) $50,000 less the highest outstanding loan balance during the past 12 months or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $500). Each participant’s loan is collateralized by the participant’s vested account balance and is charged an interest rate equal to the prime rate on the date of loan origination plus 1.0% and a one-time fee of $75. The loan repayment period may not exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence, when the repayment period may not exceed 20 years. At December 31, 2012, loans bore interest at rates ranging between 3.25% and 10.50% and are due at various dates through December 27, 2032.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of any Plan termination, Plan assets will be distributed in accordance with the Plan document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires the use of management estimates. These estimates are subjective in nature and involve assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of investment income and deductions during the Plan year. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investments in the Dell Stock Fund, mutual funds, common collective trust funds, and separately managed funds. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and the overall volatility in the financial markets, it is at least reasonably possible that changes will occur in the near term that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Contributions — Participant and Employer contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Company for discretionary Employer contributions, if any.

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Valuation and Income Recognition —The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investments in registered investment companies, also called mutual funds, are valued at their net asset value and can be market corroborated. The mutual funds held by the Plan are actively traded; however, participants do not directly own the shares of the funds, but own an interest in the funds and therefore participant transactions are on a unitized basis, as noted below.

The investments in the common collective trust funds and the separately managed funds are stated at estimated fair value based on the fair value of the underlying investments and allocated to participant accounts based on the unit value of the fund. The net asset value (NAV), as provided by the Plan Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments, which consist of realized gains and losses and the unrealized appreciation (depreciation) on investments held.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Unit Values — Individual participant accounts invested in the common collective trust funds, separately managed funds, and mutual funds are maintained for participant balances and activity on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the mutual funds, common collective trust funds, or the separately managed funds, but have an interest therein represented by units valued as of the last business day of the period. The mutual funds, common collective trust funds, and the separately managed funds earn dividends and interest, which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from the mutual funds, common collective trust funds, and the separately managed funds are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Payment of Benefits — Benefits are recorded when paid. There were approximately $557,000 in amounts allocated to participants who had elected to withdraw their balances from the Plan, but who had not yet been paid, as of December 31, 2012. There were no benefits payable as of December 31, 2011.

Accounting Pronouncements — The Financial Accounting Standards Board (“FASB”) is the authoritative body for financial accounting and reporting in the United States. The following is a list of recent pronouncements issued by the FASB:

In May 2011, the FASB issued guidance on fair value measurements, which clarifies how a principal market is determined, how and when the valuation premise of highest and best use applies, and how premiums and discounts are applied, as well as requiring new disclosures. This new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted these disclosure requirements as of the beginning of the calendar year ended December 31, 2012, and its adoption did not have any effect on the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits.

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities based on the lowest level of significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan’s policy is to recognize significant transfers between levels at the Plan’s year-end.

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The tables on the following pages set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011:

	December 31, 2012
	Level 1	Level 2	Level 3
	Active Markets for Identical Assets	Other Observable Inputs	Significant Unobservable Inputs	Total
	(in thousands)
Mutual funds:
Short-term investment fund	$16,222	$—	$—	$16,222
Domestic fixed income funds	—	622,840	—	622,840
Domestic equity funds	—	301,989	—	301,989
International equity funds	—	686,938	—	686,938

Total mutual funds	16,222	1,611,767	—	1,627,989
Separately managed funds:
Mutual funds:
Domestic equity fund	—	111,150	—	111,150
Fixed income funds	—	303,881	—	303,881
Short-term investment funds	19,025	—	—	19,025

Total mutual funds	19,025	415,031	—	434,056

Common stock:
Consumer discretionary	132,507	—	—	132,507
Energy	54,031	—	—	54,031
Financial services	159,809	—	—	159,809
Health care	136,816	—	—	136,816
Materials & processing	36,957	—	—	36,957
Producer durables	104,226	—	—	104,226
Technology	227,818	—	—	227,818
Other	29,538	—	—	29,538

Total common stock	881,702	—	—	881,702

Total separately managed funds	900,727	415,031	—	1,315,758
Common collective trust funds:
Domestic equity fund	—	396,654	—	396,654
Balanced fund	—	92,884	—	92,884

Total common collective trust funds	—	489,538	—	489,538
Dell Stock Fund	59,210	—	—	59,210

Total assets measured at fair value	$976,159	$2,516,336	$—	$3,492,495

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

	December 31, 2011
	Level 1	Level 2	Level 3
	Active Markets for Identical Assets	Other Observable Inputs	Significant Unobservable Inputs	Total
	(in thousands)
Mutual funds:
Short-term investment fund	$13,303	$—	$—	$13,303
Domestic fixed income funds	—	509,791	—	509,791
Domestic equity funds	—	537,820	—	537,820
International equity funds	—	472,244	—	472,244

Total mutual funds	13,303	1,519,855	—	1,533,158

Separately managed funds:
Common collective trust fund	—	4,387	—	4,387
Mutual funds:
Fixed income funds	—	341,305	—	341,305
Short-term investment funds	16,644	—	—	16,644

Total mutual funds	16,644	341,305	—	357,949

Common stock:
Consumer discretionary	104,039	—	—	104,039
Energy	53,248	—	—	53,248
Financial services	107,658	—	—	107,658
Health care	120,134	—	—	120,134
Materials & processing	18,905	—	—	18,905
Producer durables	76,893	—	—	76,893
Technology	120,936	—	—	120,936
Other	17,510	—	—	17,510

Total common stock	619,323	—	—	619,323

Total separately managed funds	635,967	345,692	—	981,659

Common collective trust funds:
Domestic equity fund	—	306,602	—	306,602
Balanced fund	—	26,074	—	26,074

Total common collective trust funds	—	332,676	—	332,676
Dell Stock Fund	122,732	—	—	122,732

Total assets measured at fair value	$772,002	$2,198,223	$—	$2,970,225

The valuation methods described on the following page may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of Level 1, 2 or 3.

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

On the following page is a description of the valuation methodologies, redemption, and other restrictions for the Plan’s investments at December 31, 2012 and 2011:

Mutual funds	Consist of a Level 1 money market fund that is based on quoted prices in active markets for identical assets. The Level 2 mutual funds consist of investments in registered investment companies, which are valued at their net asset value, and can be market corroborated.

The American Euro Pacific Growth Fund and, through September 2012, the American Growth Fund contain a trading restriction that requires shareholders who sell more than $5,000 from either fund to wait at least 30 days before repurchasing into the fund. The restriction applies to transfers and reallocations of current account balances. The restriction does not apply to sales/purchases of $5,000 or less, rollovers, and retirement plan contributions and distributions. The restriction also excludes activity in any of the Pre-Mixed Portfolios that contain either the American Growth Fund or the American Euro Pacific Growth Fund.
Separately managed funds	Consists of several separately managed funds, including (1) the Dell Inc. Short Duration Bond Fund, which invests primarily in bonds and other fixed income securities, including government obligations, corporate bonds, mortgages and asset-backed securities, and seeks to preserve capital and generate moderate income; (2) the Dell Inc. 401(k) Dodge & Cox Balanced Fund, which seeks to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income, by investing in a diversified portfolio of stocks and bonds; and (3) the Dell Inc. 401(k) Dodge & Cox Large Cap Value Fund and Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund, which invest in U.S. common stocks, and seek long-term capital appreciation, and (4) the Dell Inc. 401(k) Large Cap Growth Fund, which was added in 2012 and which consists of mutual funds holding investments in large capitalization U.S. common stocks, and seeks to provide long-term capital appreciation by directly held U.S. common stocks with the same objective.

The values of the separately managed funds are determined based on underlying investments as follows: Level 1, common stocks, which are valued at the closing prices reported on the active market on which the security is traded, and money market mutual funds, which are based on quoted prices in active markets for identical assets; and Level 2, mutual funds, which are valued at their net asset value, and the common collective trust fund, which is stated at estimated fair value based on the fair value of its underlying investments.

Dell Stock Fund	Dell common stock is valued on a unitized basis using the closing price reported on the active market. There is a 14 day trading restriction that prevents participants from reallocating or transferring money back into the Dell Stock Fund for 14 days from the date of the last transfer.
Common collective trust funds	The Plan’s investments in the common collective trust funds consist of the BlackRock Equity Index Fund and the Wellington Balanced Real Assets Fund, which are stated at estimated fair value as determined by the issuer, which is based on the value of the underlying investments, and can be market corroborated. The BlackRock Equity Index Fund seeks to match the performance of the S&P 500 Index. The Wellington Balanced Real Assets Fund seeks to provide long-term returns consistent with inflation with strong relative performance in rising inflation environments.

There were no unfunded commitments or other redemption restrictions on the Plan’s investments in these funds at December 31, 2012 or 2011.

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011:

	2012		2011
	(in thousands)
Mutual funds:
Neuberger Berman Genesis Fund	$218,832		$249,669
American Euro Pacific Growth Fund	370,129		322,425
PIMCO Total Return Fund	375,558		353,929
American Growth Fund	—	*	266,670

Separately managed funds:
Dell Inc. Short Duration Bond Fund	207,935		256,806
Dell Inc. 401(k) Dodge & Cox Balanced Fund	295,782		259,985
Dell Inc. 401(k) Dodge & Cox Large Cap Value Fund	315,368		264,142
Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund	220,166		200,726
Dell Inc. 401(k) Large Cap Growth Fund	276,507		—	*

Common collective trust fund -
BlackRock Equity Index Fund	396,654		306,602

*	Amount is less than 5% as of December 31 but is presented for comparative purposes

At December 31, 2012 and 2011, the Plan held 5,844,998 and 8,389,048 shares, respectively, of the Dell Stock Fund, valued at approximately $59,210,000 and $122,732,000, respectively. This represented approximately 2% and 4%, respectively, of the Plan’s investments at December 31, 2012 and 2011.

The changes in fair value during 2012 for the Plan’s investments (including investments purchased, sold, and held during the year) are as follows:

2012
(in thousands)
Mutual funds	$179,558
Separately managed funds:
Common stocks	135,425
Mutual funds	2,707
Dell Stock Fund	(33,858)
Common collective trust funds	54,422

Total net appreciation in fair value of investments	$338,254

DELL INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

5.	TAX STATUS

The Plan obtained its latest determination letter dated April 15, 2011, from the Internal Revenue Service (“IRS”) informing the Company that the Plan and related trust are designed in compliance with Section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Company believes that the related trust is exempt from federal income tax under Section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Administrative expenses on the statement of changes in net assets available for benefits include amounts paid to the Plan Trustee as well as to other exempt parties-in-interest. Plan investments in the separately managed funds include shares of The Bank of New York Mellon, the trustee of the Plan; therefore, these transactions qualify as exempt party-in-interest transactions.

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2012, the Plan made purchases of approximately $8,115,000 and sales of approximately $24,552,000 of the Company’s common stock. During the year ended December 31, 2012, the Plan recorded dividend income on the Company’s common stock of approximately $1,069,000.

The Plan is a claimant in a class action matter with the Company that was settled during 2010. The Plan hired an independent fiduciary to approve the calculations that were performed to determine how many shares of Company common stock were held by the Plan at the measurement date. The number of shares determined the settlement amount that the Plan received. Proceeds from the settlement of approximately $579,000 were received and distributed in 2013.

7.	SUBSEQUENT EVENTS

Effective January 1, 2013, the Plan changed its recordkeeper and trustee to Fidelity Management Trust Company. Also effective January 1, 2013, the Plan was amended and restated.

On February 5, 2013, Dell announced that it had signed a definitive agreement and plan of merger pursuant to which it will be acquired in a merger by Denali Holding Inc., a Delaware corporation owned by Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell, and investment funds affiliated with Silver Lake Partners, a global private equity firm. At the effective time of the merger, each share of Dell’s common stock issued and outstanding immediately before the effective time, other than certain excluded shares, will be converted into the right to receive $13.65 in cash, without interest. Subject to the satisfaction or permitted waiver of closing conditions set forth in the merger agreement, the merger is expected to be consummated before the end of the third quarter of the Company’s fiscal year ending January 31, 2014. The terms of the merger agreement did not impact the Plan’s financial statements as of and for the year ended December 31, 2012. Plan management is in the process of determining the impact, if any, to the Plan or Plan participants.

* * * * * *

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(In thousands)

(a) (b) Identity of Issue	(c) Description	Number of shares	(d) Cost**	(e) Current Value

Dell Inc. Common Stock
* Dell Stock Fund	Company Stock, $0.01 par value	5,845		$59,210

Mutual Funds:
Dreyfus Gov’t Cash Mgmt Fund	Registered Investment Fund	16,222		$16,222
Vanguard Total Bond Market Index	Registered Investment Fund	10,426		117,182
Vanguard Extended Market Index	Registered Investment Fund	7,390		83,157
Vanguard All World EX US Index	Registered Investment Fund	11,032		111,453
Acadian Emerging Market Equity Fund	Registered Investment Fund	7,370		72,729
Vanguard Prime Money Market Fund	Registered Investment Fund	12,992		130,100
Neuberger Berman Genesis Fund	Registered Investment Fund	4,123		218,832
American Euro Pacific Growth Fund	Registered Investment Fund	8,503		370,129
Dodge & Cox International Stock Fund	Registered Investment Fund	3,601		132,627
PIMCO Total Return Fund	Registered Investment Fund	27,792		375,558

Total Mutual Funds				$1,627,989

Separately Managed Funds:
Dell Inc. Short Duration Bond Fund —
Goldman Sachs Short Duration	Registered Investment Fund	9,926		$101,543
PIMCO Low Duration	Registered Investment Fund	10,123		106,392

Total Dell Inc. Short Duration Bond Fund				$207,935

Dell Inc. 401(k) Dodge & Cox Balanced Fund —
DREYFUS GOV’T CASH MGMT FUND	Registered Investment Fund	2,913		$2,913
DODGE & COX INCOME FUND	Registered Investment Fund	6,923		95,946
ADOBE SYSTEMS INC	Common Stock	68		2,566
ADT CORP	Common Stock	16		743
AEGON NV	Common Stock	262		1,686
AMDOCS LTD COM	Common Stock	30		1,009
AOL INC	Common Stock	28		839
BAKER HUGHES INC	Common Stock	78		3,190
BANK OF AMERICA CORP	Common Stock	350		4,054
* BANK OF NEW YORK MELLON CORP	Common Stock	173		4,433
BB&T CORP	Common Stock	58		1,691
BMC SOFTWARE INC	Common Stock	34		1,348
BOSTON SCIENTIFIC CORP	Common Stock	309		1,772
CADENCE DESIGN SYSTEMS INC	Common Stock	64		861
CAPITAL ONE FINANCIAL CORP	Common Stock	134		7,734
CARMAX INC	Common Stock	32		1,198
CELANESE CORP	Common Stock	49		2,182
CHARLES SCHWAB CORP	Common Stock	282		4,042
CHEVRON CORP	Common Stock	17		1,881
CIGNA CORPORATION COM	Common Stock	18		968
COMCAST CORP	Common Stock	208		7,786
COMPUTER SCIENCES CORP	Common Stock	47		1,890
COMPUWARE CORP COM	Common Stock	63		689
CORNING INC	Common Stock	98		1,237
CREDIT SUISSE GROUP AG	Common Stock	7		180
* DELL INC	Common Stock	73		743
DISH NETWORK	Common Stock	38		1,383

Subtotal				$154,964
				(Continued	)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(In thousands)

(a) (b) Identity of Issue	(c) Description	Number of shares	(d) Cost**	(e) Current Value

DOMTAR CORP	Common Stock	1		$71
DOW CHEMICAL CO	Common Stock	90		2,915
EBAY INC	Common Stock	53		2,714
FEDEX CORP	Common Stock	53		4,815
GENERAL ELECTRIC CO.	Common Stock	310		6,507
GENWORTH FINANCIAL INC	Common Stock	93		698
GLAXOSMITHKLINE PLC ADR	Common Stock	130		5,651
GOLDMAN SACHS GROUP INC	Common Stock	34		4,337
GOOGLE INC	Common Stock	3		1,915
HSBC HOLDINGS PLC ADR	Common Stock	27		1,407
HEWLETT-PACKARD CO	Common Stock	339		4,824
JPMORGAN CHASE & CO	Common Stock	41		1,781
KONINKLIJKE PHILIPS ELECTRONIC	Common Stock	61		1,606
LEGG MASON INC	Common Stock	7		172
LIBERTY GLOBAL INC	Common Stock	7		428
LIBERTY GLOBAL INC	Common Stock	7		412
LIBERTY INTERACTIVE CORP	Common Stock	100		1,968
MAXIM INTEGRATED PRODUCTS INC	Common Stock	55		1,611
MCGRAW-HILL COS INC	Common Stock	27		1,449
MEDTRONIC INC	Common Stock	31		1,272
MERCK & CO INC	Common Stock	170		6,939
METLIFE	Common Stock	49		1,614
MICROSOFT CORP	Common Stock	191		5,097
MOLEX INC CLASS’A’N.VTG	Common Stock	8		205
MOLEX INC	Common Stock	44		982
NETAPP INC	Common Stock	73		2,449
NEWS CORP	Common Stock	180		4,584
NOKIA OYJ ADR	Common Stock	294		1,161
NOVARTIS AG ADR	Common Stock	95		6,014
NVR INC	Common Stock	1		460
OCCIDENTAL PETROLEUM CORP	Common Stock	46		3,524
PANASONIC CORP ADR	Common Stock	126		763
PENNEY JC CO INC	Common Stock	56		1,094
PFIZER INC	Common Stock	209		5,234
PITNEY BOWES INC	Common Stock	5		54
SANOFI ADR	Common Stock	135		6,398
SCHLUMBERGER LTD	Common Stock	64		4,400
SONY CORP ADR	Common Stock	31		343
SPRINT NEXTEL CORP	Common Stock	995		5,642
SUNTRUST BANKS INC	Common Stock	55		1,568
SYMANTEC CORP	Common Stock	170		3,198
SYNOPSYS INC	Common Stock	50		1,598
TE CONNECTIVITY LTD	Common Stock	68		2,534
TIME WARNER CABLE INC	Common Stock	40		3,891
TIME WARNER INC	Common Stock	124		5,913
TYCO INTERNATIONAL LTD	Common Stock	30		880
UNILEVER PLC	Common Stock	35		1,355
VODAFONE GROUP PLC ADR	Common Stock	77		1,935
VULCAN MATERIALS CO	Common Stock	38		1,978
WAL-MART STORES INC	Common Stock	42		2,893
WELLS FARGO & CO	Common Stock	215		7,344
XEROX CORP	Common Stock	326		2,221

Total Dell Inc. 401(k) Dodge & Cox Balanced Fund				$295,782

(Continued)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(In thousands)

(a) (b) Identity of Issue	(c) Description	Number of shares	(d) Cost**	(e) Current Value

Dell Inc. 401(k) Dodge & Cox Large Cap Value Fund —
DREYFUS GOV’T CASH MGMT FUND	Registered Investment Fund	4,429		$4,429
ADOBE SYSTEMS INC	Common Stock	106		3,987
ADT CORP	Common Stock	24		1,095
AEGON NV	Common Stock	426		2,745
AMDOCS LTD COM	Common Stock	47		1,580
AOL INC	Common Stock	44		1,315
BAKER HUGHES INC	Common Stock	122		4,982
BANK OF AMERICA CORP	Common Stock	571		6,624
* BANK OF NEW YORK MELLON CORP	Common Stock	271		6,965
BB&T CORP	Common Stock	89		2,585
BMC SOFTWARE INC	Common Stock	51		2,023
BOSTON SCIENTIFIC CORP	Common Stock	502		2,877
CADENCE DESIGN SYSTEMS INC	Common Stock	93		1,250
CAPITAL ONE FINANCIAL CORP	Common Stock	215		12,455
CARMAX INC	Common Stock	46		1,723
CELANESE CORP	Common Stock	76		3,402
CHARLES SCHWAB CORP	Common Stock	437		6,268
CHEVRON CORP	Common Stock	28		3,026
CIGNA CORPORATION COM	Common Stock	29		1,524
COMCAST CORP	Common Stock	334		12,477
COMPUTER SCIENCES CORP	Common Stock	72		2,888
COMPUWARE CORP	Common Stock	101		1,099
CORNING INC	Common Stock	153		1,931
CREDIT SUISSE GROUP ADR	Common Stock	18		432
* DELL INC	Common Stock	115		1,163
DISH NETWORK CORP	Common Stock	57		2,064
DOMTAR CORP	Common Stock	4		317
DOW CHEMICAL CO	Common Stock	142		4,589
EBAY INC	Common Stock	85		4,352
FEDEX CORP	Common Stock	80		7,338
GENERAL ELECTRIC CO.	Common Stock	490		10,285
GENWORTH FINANCIAL INC	Common Stock	160		1,202
GLAXOSMITHKLINE ADR	Common Stock	205		8,911
GOLDMAN SACHS GROUP INC	Common Stock	57		7,233
GOOGLE INC	Common Stock	4		3,050
HEWLETT-PACKARD CO	Common Stock	525		7,476
HSBC HLDGS ADR	Common Stock	42		2,226
JPMORGAN CHASE & CO	Common Stock	64		2,814
KONINKLIJKE PHILIPS ELECTRONIC	Common Stock	95		2,521
LEGG MASON INC	Common Stock	10		260
LIBERTY GLOBAL INC SERIES C	Common Stock	8		498
LIBERTY GLOBAL INC SERIES A	Common Stock	8		494
LIBERTY INTERACTIVE CORP	Common Stock	155		3,050
MAXIM INTEGRATED PRODUCTS INC	Common Stock	88		2,596
MCGRAW-HILL COS INC	Common Stock	37		2,028
MEDTRONIC INC	Common Stock	47		1,916
METLIFE INC	Common Stock	77		2,520
MERCK & CO INC	Common Stock	265		10,849
MICROSOFT CORP	Common Stock	300		8,024
MOLEX INC	Common Stock	76		1,696
NETAPP INC	Common Stock	113		3,791

Subtotal				$192,945

				(Continued	)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(In thousands)

(a) (b) Identity of Issue	(c) Description	Number of shares	(d) Cost**	(e) Current Value

NEWS CORP	Common Stock	284		$7,248
NOKIA OYJ ADR	Common Stock	462		1,825
NOVARTIS AG ADR	Common Stock	151		9,558
NVR INC	Common Stock	1		644
OCCIDENTAL PETROLEUM CORP	Common Stock	72		5,524
PANASONIC CORP ADR	Common Stock	209		1,269
PENNEY JC CO INC	Common Stock	88		1,736
PFIZER INC	Common Stock	332		8,324
PITNEY BOWES INC	Common Stock	10		108
SANOFI ADR	Common Stock	215		10,201
SCHLUMBERGER LTD	Common Stock	99		6,825
SONY CORP ADR	Common Stock	54		601
SPRINT NEXTEL CORP	Common Stock	1,570		8,902
SUNTRUST BANKS INC	Common Stock	86		2,438
SYMANTEC CORP	Common Stock	270		5,084
SYNOPSYS INC	Common Stock	84		2,684
TE CONNECTIVITY LTD	Common Stock	107		3,953
TIME WARNER CABLE INC	Common Stock	67		6,510
TIME WARNER INC	Common Stock	198		9,458
TYCO INTERNATIONAL LTD	Common Stock	47		1,378
UNILEVER PLC ADR	Common Stock	53		2,068
VODAFONE GROUP PLC ADR	Common Stock	123		3,096
VULCAN MATERIALS CO	Common Stock	59		3,068
WAL-MART STORES INC	Common Stock	69		4,687
WELLS FARGO & CO	Common Stock	344		11,772
XEROX CORP	Common Stock	508		3,462

Total Dell Inc. 401(k) Dodge & Cox Large Cap Value Fund				$315,368

Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund —
DREYFUS GOV’T CASH MGMT FUND	Registered Investment Fund	9,784		$9,784
ADTRAN INC	Common Stock	61		1,182
ADVISORY BOARD CO	Common Stock	39		1,801
AERCAP HOLDINGS N.V.	Common Stock	164		2,249
ALIGN TECHNOLOGY INC	Common Stock	48		1,318
ALLEGIANT TRAVEL CO	Common Stock	30		2,224
ALLIANCE DATA SYSTEMS CORP	Common Stock	29		4,256
AMDOCS LTD COM	Common Stock	67		2,260
ANNIE’S INC.	Common Stock	40		1,351
APOLLO GLOBAL MANAGEMENT LLC	Common Stock	142		2,465
ARIAD PHARMACEUTICALS	Common Stock	49		932
BALLY TECHNOLOGIES INC	Common Stock	44		1,958
BERKLEY WR, CO	Common Stock	31		1,151
BIO-RAD LABORATORIES INC	Common Stock	10		1,093
BROOKDALE SENIOR LIVING INC	Common Stock	70		1,772
CLARCOR INC	Common Stock	49		2,322
CLEAN HARBORS INC	Common Stock	80		4,384
COMMVAULT SYSTEMS INC	Common Stock	24		1,673
CORPORATE EXECUTIVE BOARD CO	Common Stock	77		3,654
COSTAR GROUP INC	Common Stock	38		3,396
DAVITA HEALTHCARE PARTNERS INC	Common Stock	27		2,929
DENBURY RESOURCES INC	Common Stock	108		1,756

Subtotal				$55,910

				(Continued	)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(In thousands)

(a) (b) Identity of Issue	(c) Description	Number of Shares	(d) Cost**	(e) Current Value

DRIL-QUIP INC	Common Stock	20		$1,461
DUNKIN’ BRANDS GROUP INC	Common Stock	53		1,749
FLEETCOR TECHNOLOGIES INC	Common Stock	58		3,112
FORUM ENERGY TECHNOLOGIES INC	Common Stock	49		1,213
GARDNER DENVER INC	Common Stock	24		1,630
GENESEE & WYOMING INC	Common Stock	58		4,413
GLOBAL PAYMENTS INC	Common Stock	49		2,220
GNC HOLDINGS INC	Common Stock	67		2,233
GRACO INC	Common Stock	37		1,905
GRAND CANYON EDUCATION INC	Common Stock	75		1,760
HAEMONETICS CORP	Common Stock	51		2,083
HANESBRANDS INC	Common Stock	62		2,221
HEARTWARE INTERNATIONAL INC	Common Stock	1		92
HENRY JACK & ASSOCIATES INC	Common Stock	103		4,036
HERBALIFE LTD	Common Stock	35		1,143
HMS HOLDINGS CORP	Common Stock	82		2,125
HOMEAWAY INC	Common Stock	98		2,149
HURON CONSULTING GROUP INC	Common Stock	48		1,617
IHS INC	Common Stock	21		1,978
INFORMATICA CORP	Common Stock	76		2,289
JARDEN CORP	Common Stock	48		2,471
JONES LANG LASALLE INC	Common Stock	23		1,905
JOS A BANK CLOTHIERS INC	Common Stock	42		1,788
LAREDO PETROLEUM HOLDINGS INC	Common Stock	64		1,162
MAGELLAN HEALTH SERVICES INC	Common Stock	33		1,597
MANITOWOC CO INC	Common Stock	92		1,446
MEDNAX INC	Common Stock	32		2,545
MICROS SYSTEMS INC	Common Stock	57		2,406
MICROSEMI CORP	Common Stock	107		2,251
MRC GLOBAL INC	Common Stock	92		2,556
NASDAQ OMX GROUP INC	Common Stock	139		3,479
NEUSTAR INC	Common Stock	54		2,264
NICE SYSTEMS LTD ADR	Common Stock	70		2,344
OCEANEERING INTERNATIONAL INC	Common Stock	25		1,356
OCH-ZIFF CAPITAL MANAGEMENT GR	Common Stock	246		2,337
OIL STATES INTERNATIONAL INC	Common Stock	22		1,574
ONYX PHARMACEUTICALS INC	Common Stock	18		1,337
ORBITAL SCIENCES CORP	Common Stock	105		1,446
PROASSURANCE CORP	Common Stock	62		2,616
QLIK TECHNOLOGIES INC	Common Stock	123		2,672
REGAL-BELOIT CORP	Common Stock	31		2,185
RENAISSANCE RE HOLDINGS LTD	Common Stock	52		4,226
REXNORD HOLDINGS INC	Common Stock	90		1,921
ROBERT HALF INTERNATIONAL INC	Common Stock	88		2,784
ROWAN COS PLC	Common Stock	58		1,807
RPM INTERNATIONAL INC	Common Stock	132		3,876
SBA COMMUNICATIONS CORP	Common Stock	97		6,889
SALIX PHARMACEUTICALS LTD	Common Stock	42		1,692
SALLY BEAUTY HOLDINGS INC	Common Stock	101		2,381
SEMTECH CORP	Common Stock	77		2,226
SIRONA DENTAL SYSTEMS INC	Common Stock	32		2,030
SOLARWINDS INC	Common Stock	41		2,135
SOLERA HOLDINGS INC	Common Stock	84		4,465

Subtotal				$177,508

				(Continued	)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(In thousands)

(a) (b) Identity of Issue	(c) Description	Number of Shares	(d) Cost**	(e) Current Value

TCF FINANCIAL CORP	Common Stock	74		$900
TEAM HEALTH HOLDINGS INC	Common Stock	87		2,503
TERADYNE INC	Common Stock	72		1,216
TRANSDIGM GROUP INC	Common Stock	22		2,973
TRIMBLE NAVIGATION LTD	Common Stock	29		1,734
ULTIMATE SOFTWARE GROUP INC	Common Stock	29		2,729
UNITED NATURAL FOODS INC	Common Stock	45		2,395
UTI WORLDWIDE INC	Common Stock	135		1,809
VANGUARD HEALTH SYSTEMS INC	Common Stock	76		929
VANTIV INC	Common Stock	87		1,773
VOLCANO CORP	Common Stock	52		1,228
WABCO HOLDINGS INC	Common Stock	42		2,738
WATSCO INC	Common Stock	21		1,535
WESCO INTERNATIONAL INC	Common Stock	42		2,832
WEX INC	Common Stock	59		4,409
WHITEWAVE FOODS CO	Common Stock	94		1,453
WHITING PETROLEUM CORP	Common Stock	46		1,973
WILEY(JOHN)& SONS INC	Common Stock	44		1,717
WNS HOLDINGS LTD ADR	Common Stock	157		1,635
WOODWARD INC	Common Stock	59		2,238
ZIONS BANCORPORATION	Common Stock	91		1,939

Total Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund				$220,166

Dell Inc. 401(k) Large Cap Growth Fund —
Eaton Vance Large-Cap Growth:	Separately Managed Account
DREYFUS GOV’T CASH MGMT FUND	Registered Investment Fund	1,503		$1,503
ABBOTT LABORATORIES	Common Stock	17		1,126
AGILENT TECHNOLOGIES INC	Common Stock	27		1,100
ALLERGAN INC/UNITED STATES	Common Stock	18		1,684
AMAZON.COM INC	Common Stock	8		2,105
AMERICAN EXPRESS CO	Common Stock	24		1,395
APPLE INC	Common Stock	10		5,479
BED BATH & BEYOND INC	Common Stock	11		623
BOENING CO	Common Stock	19		1,405
BROADCOM CORP	Common Stock	42		1,400
CAMERON INTERNATIONAL CORP	Common Stock	20		1,112
CELGENE CORP	Common Stock	11		852
CIRRUS LOGIC INC	Common Stock	28		825
COCA-COLA CO	Common Stock	44		1,613
COLGATE-PALMOLIVE CO	Common Stock	11		1,145
COSTCO WHOLESALE CORP	Common Stock	8		761
COVIDIEN PLC	Common Stock	17		1,008
CVS CAREMARK CORP	Common Stock	11		516
CYPRESS SEMICONDUCTOR CORP	Common Stock	64		699
CYTEC INDUSTRIES INC	Common Stock	6		445
DEERE & CO	Common Stock	15		1,295
* DELL INC	Common Stock	47		477
WALT DISNEY CO	Common Stock	25		1,256
EMC CORP/MA	Common Stock	73		1,842
EOG RESOURCES INC	Common Stock	8		928
EBAY INC	Common Stock	24		1,201
ECOLAB INC	Common Stock	17		1,237
EMERSON ELECTRIC CO	Common Stock	23		1,236

Subtotal				$36,268

				(Continued	)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(In thousands)

(a) (b) Identity of Issue	(c) Description	Number of Shares	(d) Cost**	(e) Current Value

FACEBOOK INC	Common Stock	41		$1,104
FEDEX CORP	Common Stock	11		1,045
FIFTH THIRD BANCORP	Common Stock	49		751
FLUOR CORP	Common Stock	9		506
FORD MOTOR CO	Common Stock	71		923
GILEAD SCIENCES INC	Common Stock	27		2,013
GOOGLE INC	Common Stock	4		3,188
HOME DEPOT INC	Common Stock	15		934
INTEL CORP	Common Stock	34		691
INTERNATIONAL BUSINESS MACHINES	Common Stock	3		654
INTUIT INC	Common Stock	16		930
MARRIOTT INTERNATIONAL INC	Common Stock	23		852
MEAD JOHNSON NUTRITION CO	Common Stock	9		598
MICROSOFT CORP	Common Stock	86		2,309
MONDELEZ INTERNATIONAL INC	Common Stock	36		918
MONSANTO CO	Common Stock	15		1,446
NIKE INC	Common Stock	18		919
NUANCE COMMUNICATIONS INC	Common Stock	36		799
NXP SEMICONDUCTORS NV	Common Stock	35		929
ORACLE CORP	Common Stock	25		823
PEPSICO INC	Common Stock	14		943
PERRIGO CO	Common Stock	8		836
PRICELINE.COM INC	Common Stock	2		962
QUALCOMM INC	Common Stock	47		2,939
RANGE RESOURCES CORP	Common Stock	13		802
ROCHE HOLDING AG ADR	Common Stock	16		814
SALLY BEAUTY HOLDINGS INC	Common Stock	41		957
SCHLUMBERGER LTD	Common Stock	20		1,371
STARBUCKS CORP	Common Stock	25		1,349
STRYKER CORP	Common Stock	16		856
3M CO	Common Stock	12		1,085
UNION PACIFIC CORP	Common Stock	8		947
UNITED TECHNOLOGIES CORP	Common Stock	20		1,624
URBAN OUTFITTERS INC	Common Stock	33		1,309
VERTEX PHARMACEUTICALS INC	Common Stock	11		458
VIACOM INC	Common Stock	12		612
VISA INC	Common Stock	12		1,770
WAL-MART STORES INC	Common Stock	21		1,407
WALGREEN CO	Common Stock	28		1,038
WELLS FARGO & CO	Common Stock	37		1,254

	Subtotal Eaton Vance Large-Cap Growth			$81,933

Primecap Odyssey Growth Fund:	Separately Managed Account
PRIMECAP ODYSSEY GROWTH FUND	Registered Company Investment	6,410		$111,150

	Subtotal Primecap Odyssey Growth Fund			$111,150

T. Rowe Price Institutional Large Cap Growth:	Separately Managed Account
DREYFUS GOVT CAS MGMT	Registered Company Investment	396		$396
AKAMAI TECHNOLOGIES INC	Common Stock	14		569
ALEXION PHARMACEUTICALS INC	Common Stock	9		807
AMAZON.COM INC	Common Stock	14		3,390
APPLE INC	Common Stock	13		7,143
ATMEL CORP	Common Stock	92		603
BAIDU INC/CHINA ADR	Common Stock	10		953

Subtotal				$13,861

				(Continued	)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(In thousands)

(a) (b) Identity of Issue	(c) Description	Number of Shares	(d) Cost**	(e) Current Value

BIOGEN IDEC INC	Common Stock	6		$924
BOEING CO	Common Stock	25		1,907
BROADCOM CORP	Common Stock	32		1,063
CARNIVAL CORP	Common Stock	48		1,776
CATAMARAN CORP	Common Stock	14		660
CELGENE CORP	Common Stock	7		583
CHIPOTLE MEXICAN GRILL INC	Common Stock	3		833
CIMAREX ENERGY CO	Common Stock	16		941
COGNIZANT TECHNOLOGY SOLUTIONS	Common Stock	14		1,000
CROWN CASTLE INTERNATIONAL CORP	Common Stock	29		2,078
DR HORTON INC	Common Stock	31		611
DANAHER CORP	Common Stock	46		2,543
DOLLAR TREE INC	Common Stock	4		154
EMC CORP/MA	Common Stock	49		1,247
EOG RESOURCES INC	Common Stock	7		797
EBAY INC	Common Stock	26		1,342
ECOLAB INC	Common Stock	7		482
EDWARDS LIFESCIENCES CORP	Common Stock	12		1,109
EXPRESS SCRIPTS HOLDING CO	Common Stock	17		934
FACEBOOK INC	Common Stock	16		437
FASTENAL CO	Common Stock	28		1,307
FOSSIL INC	Common Stock	11		1,061
FRANKLIN RESOURCES INC	Common Stock	10		1,307
GILEAD SCIENCES INC	Common Stock	31		2,284
GOOGLE INC	Common Stock	6		4,114
HOME DEPOT INC	Common Stock	7		414
IHS INC	Common Stock	5		470
JUNIPER NETWORKS INC	Common Stock	101		1,987
LAS VEGAS SANDS CORP	Common Stock	30		1,399
LIBERTY GLOBAL INC	Common Stock	7		435
LINKEDIN CORP	Common Stock	4		494
LOWE’S COS INC	Common Stock	19		657
MASTERCARD INC	Common Stock	5		2,211
MCKESSON CORP	Common Stock	18		1,706
MICHAEL KORS HOLDINGS LTD	Common Stock	8		418
MONSTER BEVERAGE CORP	Common Stock	11		582
NETFLIX INC	Common Stock	5		427
NUANCE COMMUNICATIONS INC	Common Stock	18		408
PIONEER NATURAL RESOURCES CO	Common Stock	6		661
PRAXAIR INC	Common Stock	14		1,521
PRECISION CASTPARTS CORP	Common Stock	9		1,705
PRICELINE.COM INC	Common Stock	4		2,205
QUALCOMM INC	Common Stock	31		1,916
RACKSPACE HOSTING INC	Common Stock	6		423
RALPH LAUREN CORP	Common Stock	3		420
RANGE RESOURCES CORP	Common Stock	19		1,219
RED HAT INC	Common Stock	17		906
REGENERON PHARMACEUTICALS INC	Common Stock	2		308
SALESFORCE.COM INC	Common Stock	8		1,362
SANDISK CORP	Common Stock	30		1,285
SHERWIN-WILLIAMS CO	Common Stock	7		1,092
STARBUCKS CORP	Common Stock	26		1,399
STARWOOD HOTELS & RESORTS WORLDWIDE	Common Stock	21		1,216

Subtotal				$74,601

(Continued)

DELL INC. 401(k) PLAN

EIN 74-2487834, PLAN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(In thousands)

(a) (b) Identity of Issue	(c) Description	Number of shares	(d) Cost**	(e) Current Value

TD AMERITRADE HOLDING CORP	Common Stock	45		$751
TIBCO SOFTWARE INC	Common Stock	20		436
TRACTOR SUPPLY CO	Common Stock	6		486
UNION PACIFIC CORP	Common Stock	15		1,898
UNITED CONTINENTAL HOLDINGS INC	Common Stock	32		736
UNITED PARCEL SERVICES INC	Common Stock	10		737
UNITEDHEALTH GROUP INC	Common Stock	23		1,269
VALEANT PHARMACEUTICALS INTERNATIONAL	Common Stock	15		873
VISA INC	Common Stock	4		652
WHOLE FOODS MARKET INC	Common Stock	5		438
WILLIAMS COS INC	Common Stock	17		547

	Subtotal T. Rowe Price Institutional Large Cap Growth			$83,424

Total Dell Inc. 401(k) Large Cap Growth Fund				$276,507

Total Separately Managed Funds				$1,315,758

Common Collective Trust Funds:
Wellington Balanced Real Assets Fund	Common Collective Trust Fund	9,112		$92,884
BlackRock Equity Index Fund	Common Collective Trust Fund	7,841		396,654

Total Common Collective Trust Funds				$489,538

		Total investments		$3,492,495

* Notes Receivable from Participants	Loans bearing interest rates ranging from 3.25% to 10.5%, due at various dates through December 27, 2032			$84,543

			Total	$3,577,038

*	Party-in-Interest

** Cost information is not required for participant-directed investments	(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL INC. 401(K) PLAN

By:	Benefits Administration Committee of the Dell Inc. 401(k) Plan

Date: June 21, 2013	By:	/s/ Janet B. Wright
Janet B. Wright Vice President, Corporate Legal On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants